EXHIBIT 12
RATIO OF EARNINGS TO FIXED CHARGES COMPUTATION
(in thousands except ratio of earnings to fixed charges)

	Six Months Ended
	June 30, 2005
NET INCOME (LOSS):
Income from continuing operations before income taxes and minority interest	$75,201
Portion of rents representative of interest expense	3,514
Interest on indebtedness, including amortization of deferred loan costs	46,550
Amortization of capitalized interest	1,864
Minority interest in pre-tax income of subsidiaries that have not incurred fixed charges	(2,921)
Net income as adjusted	$124,208
FIXED CHARGES:
Portion of rents representative of interest expense	$3,514
Interest on indebtedness, including amortization of deferred loan costs	46,550
Capitalized interest	497
Total fixed charges	$50,561
RATIO OF EARNINGS TO FIXED CHARGES	2.46	x